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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                (Amendment No. 8)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                 ITT CORPORATION

                            (Name of Subject Company)

                                 ITT CORPORATION

                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
           (including the associated Series A Participating Cumulative
                        Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   450912 10 0
                      (CUSIP Number of Class of Securities)

                              RICHARD S. WARD, Esq.
                            Executive Vice President,
                     General Counsel and Corporate Secretary
                                 ITT Corporation
                           1330 Avenue of the Americas
                             New York, NY 10019-5490
                                 (212) 258-1000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             PHILIP A. GELSTON, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1000

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                              INTRODUCTION

            The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 7.     Certain Negotiations and Transactions by the Subject Company.

            The response to Item 7 is hereby amended by adding the following after the final paragraph of Item 7:

            On April 15, 1997, the Company entered into definitive documentation with respect to its previously announced agreement in principle to sell its 50% interest in MSG to Cablevision. The transaction is expected to be completed as early as June 1, 1997. Cablevision has received a commitment letter from The Chase Manhattan Bank for funding for the purchase and the closing is not subject to a financing condition. It is subject only to approval by the National Basketball Association and the National Hockey League and other customary closing conditions.

            Pursuant to a Partnership Interest Transfer Agreement dated as of April 15, 1997, among ITT Corporation, ITT Eden Corporation, ITT MSG, Inc., Cablevision Systems Corporation, Rainbow Media Holdings, Inc., Rainbow Garden Corp., Garden L.P. Holding Corp., MSG Eden Corporation and Madison Square Garden, L.P. (the "Partnership Interest Transfer Agreement"), Cablevision will pay ITT $500 million in cash at closing. ITT also has a "put" option to require Cablevision or MSG to purchase half of ITT's continuing interest in MSG for $75 million on the first anniversary of the closing and the other half of this continuing interest for an additional $75 million on the second anniversary of the closing (or, if the first option is not exercised, the entire continuing interest for $150 million).

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            In addition, pursuant to an Aircraft Contribution Agreement dated as of April 15, 1997, among Garden L.P. Holding Corp., MSG Eden Corporation, ITT MSG, Inc., ITT Flight Operations, Inc. and Madison Square Garden, L.P. (the "Aircraft Contribution Agreement"), ITT has agreed to contribute to MSG an ITT-owned aircraft which MSG has used for the Knicks and the Rangers. In consideration of the aircraft contribution, Cablevision has agreed to add an additional $19 million to the exercise price of each of ITT's "put" options.

            The Partnership Interest Transfer Agreement also includes a "call" option requiring ITT to sell its remaining stake in MSG on the third anniversary of the closing at fair market value, but not below a minimum price based on the "put" prices.

            A copy of a press release announcing the signing of the definitive documentation is filed as Exhibit 48 hereto and is incorporated herein by reference. The definitive documentation for the transaction includes the Partnership Interest Transfer Agreement, an Amended and Restated Agreement of Limited Partnership, a SportsChannel Contribution Agreement and the Aircraft Contribution Agreement, copies of which are filed as Exhibits 49, 50, 51 and 52 hereto, respectively, and are incorporated herein by reference. The foregoing description of certain of those agreements is not intended to be complete and is qualified in its entirety by reference to the provisions of such agreements.

Item 9. Exhibits.

            The response to Item 9 is hereby amended by adding the following new exhibits:


48.   Text of Press Release Issued by the Company dated April 16, 1997.
49. Partnership Interest Transfer Agreement dated as of April 15, 1997, among ITT Corporation, ITT Eden Corporation, ITT MSG, Inc., Cablevision Systems Corporation, Rainbow Media Holdings, Inc., Rainbow Garden Corp., Garden L.P. Holding Corp., MSG Eden Corporation and Madison Square Garden, L.P.


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50.   Amended and Restated Agreement of Limited Partnership of Madison Square
      Garden, L.P. dated as of April 15, 1997, among MSG Eden Corporation, ITT MSG, Inc. and Garden L.P. Holding Corp.
51. SportsChannel Contribution Agreement dated as of April 15, 1997, among Rainbow Media Holdings, Inc., Garden L.P. Holding Corp., Rainbow Garden Corp., SportsChannel New York Holding Partnership, SportsChannel Associates Holding Corporation, MSG Eden Corporation, ITT MSG, Inc., ITT Eden Corporation and Madison Square Garden, L.P.
52. Aircraft Contribution Agreement dated as of April 15, 1997, among Garden L.P. Holding Corp., MSG Eden Corporation, ITT MSG, Inc., ITT Flight Operations, Inc. and Madison Square Garden, L.P.


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                                SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                        ITT CORPORATION


                        By   /s/ RICHARD S. WARD
                           ----------------------------------
                           Name: Richard S. Ward
                           Title: Executive Vice President,
                                  General Counsel and
                                  Corporate Secretary


Dated as of April 17, 1997


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                              EXHIBIT INDEX



Exhibit                        Description                            Page No.
-------                        -----------                            --------

(48)     Text of Press Release issued by the Company
         dated April 16, 1997................................
(49)     Partnership Interest Transfer Agreement
         dated as of April 15, 1997, among ITT
         Corporation, ITT Eden Corporation, ITT MSG,
         Inc., Cablevision Systems Corporation,
         Rainbow Media Holdings, Inc., Rainbow
         Garden Corp., Garden L.P. Holding Corp.,
         MSG Eden Corporation and Madison Square
         Garden, L.P.........................................
(50) Amended and Restated Agreement of Limited Partnership of Madison Square Garden, L.P.
         dated as of April 15, 1997, among MSG Eden
         Corporation, ITT MSG, Inc. and Garden L.P.
         Holding Corp........................................
(51)     SportsChannel Contribution Agreement dated
         as of April 15, 1997, among Rainbow Media
         Holdings, Inc., Garden L.P. Holding Corp.,
         Rainbow Garden Corp., SportsChannel New
         York Holding Partnership, SportsChannel
         Associates Holding Corporation, MSG Eden
         Corporation, ITT MSG, Inc., ITT Eden
         Corporation and Madison Square Garden, L.P.
         (included as Exhibit B to Exhibit 49
         hereto).............................................
(52)     Aircraft Contribution Agreement dated as of
         April 15, 1997, among Garden L.P. Holding
         Corp., MSG Eden Corporation, ITT MSG, Inc.,
         ITT Flight Operations, Inc. and Madison
         Square Garden, L.P. (included as Exhibit C
         to Exhibit 49 hereto)...............................


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